355 S. Grand Ave. Suite 1650 Los Angeles, CA 90071 (888)688-6769 www.hyrecar.com
Carsharing for Ridesharing

January 28, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	HyreCar Inc. Form 10-K for the Year Ended December 31, 2018 Filed March 28, 2019 File No. 001-38561

Ladies and Gentlemen:

Reference is made to your letter, dated January 8, 2020, to HyreCar Inc., a Delaware corporation (the “Company"), regarding comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Annual Report on Form 10-K filed with the Commission on March 28, 2019 and amended on April 30, 2019.

For your convenience, we have set forth your comment below with the Company’s response following thereafter.

Form 10-K for the Year Ended December 31, 2018

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Insurance Reserve, page F-8

QUESTION:

We note your response to our prior comment one. With respect to the cost of risks from the operation of vehicles on your platform, we understand you classify them as cost of revenues if you transfer the risk to others and as general and administrative expense if you retain the risk. Given that the nature of the costs are the same (insuring both the owner and the driver) regardless of whether you transfer or retain the risk, it is not clear why that should result in different income statement classification. Therefore, we believe you should classify the cost of risks from the operation of vehicles on your platform, whether risk is transferred or retained, as cost of revenues in your statements of operations.

RESPONSE:

We hereby confirm to you our intention, on a go-forward basis, to classify the cost of risks from the operation of vehicles on the HyreCar platform as costs of revenues in our statements of operations in our periodic reports beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2019. We also hereby confirm our intention to adjust our comparative reports with respect to the fiscal year ended December 31, 2018 in our Form 10-K for the fiscal year ended December 31, 2019 to account for these adjustments in classification.

Should you have any additional questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Respectfully,

/s/ Scott Brogi

Chief Financial Officer

HyreCar Inc.